FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Consolidated Financial Results for the First Quarter Ended June 30, 2005
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 29, 2005
Commission File Number 09929
Mitsui & Co., Ltd.
(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Consolidated Financial Results for the First Quarter Ended June 30, 2005
Summary of Operating Results
Statements of Consolidated Income
Condensed Consolidated Balance Sheets
Operating Segment Information

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the First Quarter Ended June 30, 2005
(Accounting Principles Generally Accepted in the United States of America)
(Unaudited)
Mitsui & Co., Ltd. and Subsidiaries (Web Site : http://www.mitsui.co.jp)
President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts: Satoshi Tanaka, General Manager, Investor Relations Division TEL (03) 3285-7533
Financial Highlights for the First Quarter Ended June 30, 2005 (from April 1, 2005 to June 30, 2005)

				(Reference)
	(Millions of yen)			(Millions of yen)
				Forecast for the
	Three-month	Three-month		fiscal year ending March 31, 2006
	period ended	period ended	Increase/	(based on the previous
	June 30, 2005	June 30, 2004	(Decrease)	release on April 28, 2005)
Revenues	936,702	878,645	58,057
Gross Profit	191,795	168,702	23,093
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	72,525	60,613	11,912
Net Income	48,262	39,677	8,585	170,000

Total Trading Transactions	3,472,498	3,214,631	257,867	14,000,000

	June 30, 2005	March 31, 2005	Increase/(Decrease)
Total Assets	7,690,557	7,593,387	97,170
Shareholders’ Equity	1,178,613	1,122,828	55,785
Shareholders’ Equity Ratio	15.3%	14.8%	0.5pt
Net Interest-bearing Debt (after deduction of cash and cash equivalents)	2,840,203	2,736,227	103,976
Debt to Equity Ratio (net)	2.41	2.44	0.03pt
Notes:
1.	Number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries : 386, Associated companies accounted for by the equity method : 215

2.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

3.	Starting from the three-month period ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest expense — net.”

In relation to this change, the figures of “Revenues”, “Gross Profit” and “Total Trading Transactions” for the three-month period ended June 30, 2004 have been restated to conform to the current period presentation.
A Cautionary Note on Forward-Looking Statements:
This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Summary of Operating Results
•	Gross profit for the 3 months period ended June 2005 increased by ¥23.1 billion to ¥191.8 billion compared with the corresponding period in the previous fiscal year. Driven by higher prices of iron ore, Mitsui Iron Ore Development Pty. Ltd. in Australia and Sesa Goa Limited in India increased gross profit significantly. Steel products and petrochemical products businesses also benefited from strong market prices.

•	Selling, general and administrative (“SG&A”) expenses increased by ¥9.2 billion to ¥129.3 billion because of :
➢	increase in expense of an Early Retirement Support Plan and expenses for introduction of ERP package at Mitsui.

➢	expansion of business operations at subsidiaries such as MITSUI FOODS CO., LTD. .

➢	newly incurred SG&A expenses resulted from acquisitions of subsidiaries such as NextCom K.K. which were made from the second quarter in the previous fiscal year
•	Interest (income) expense-net increased by ¥3.7 billion to ¥4.9 billion caused by higher interest rate of U.S. dollar and increase in investment in an oil and gas development project.

•	Dividend income increased by ¥2.9 billion to ¥11.6 billion. The improvement is mainly attributable to a dividend from a company investing in overseas cell phone businesses.

•	Gain on sales of securities—net decreased by ¥1.9 billion to ¥5.9 billion. There was a significant gain due to sales of share in Telepark Corp. during the corresponding period of the previous year.

•	Impairment loss of long-lived asset decreased by ¥2.7 billion to ¥1.0 billion due to the reduction of loss on a land held for development in Japan.
Due to above mentioned items, income from continuing operations before income taxes, minority interests and equity in earnings of associated companies increased by ¥11.9 billion to ¥72.5 billion.
•	Equity in earnings of associated companies—net (after income tax effect) increased by ¥6.1 billion to ¥19.2 billion, mainly attributable to the strong performance of mineral resources and energy related associated companies supported by higher market price of their products. Those companies include Valepar S.A. in Brazil and Japan Australia LNG (MIMI) Pty. Ltd. in Australia.
As a result of these developments, we recorded net income of ¥483 billion, an increase of ¥8.6 billion compared with the corresponding period in the previous fiscal year.

Statements of Consolidated Income
(for the three-month period ended June 30, 2005 and 2004)
(Unaudited)
(Millions of Yen)

		Three-month	Comparison with
	Three-month	period ended	previous period
	period ended	June 30, 2004	Increase/(Decrease)
	June 30, 2005	As restated	Amount	%

Revenues	¥936,702	¥878,645	¥58,057	6.6
Cost of Revenues	(744,907)	(709,943)	(34,964)

Gross Profit	191,795	168,702	23,093	13.7

Other Expenses (Income):
Selling, general and administrative	129,302	120,118	9,184
Provision for doubtful receivables	7	739	(732)
Interest expense — net	4,919	1,230	3,689
Dividend income	(11,637)	(8,664)	(2,973)
Gain on sales of securities — net	(5,897)	(7,808)	1,911
Loss on write-down of securities	1,671	605	1,066
Gain on disposal or sales of property and equipment — net	(197)	(1,017)	820
Impairment loss of long-lived assets	986	3,733	(2,747)
Other expense (income) — net	116	(847)	963

Total other expenses	119,270	108,089	11,181

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	72,525	60,613	11,912	19.7

Income Taxes	38,567	30,927	7,640

Income from Continuing Operations before Minority Interests and Equity in Earnings	33,958	29,686	4,272	14.4
Minority Interests in Earnings of Subsidiaries	(4,940)	(3,865)	(1,075)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	19,244	13,144	6,100

Income from Continuing Operations	48,262	38,965	9,297	23.9
Income from Discontinued Operations — Net (After Income Tax Effect)	—	712	(712)
Net Income	¥48,262	¥39,677	¥8,585	21.6

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥48,262	¥39,677	¥8,585

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	944	(5,225)	6,169
Foreign currency translation and other adjustments	22,439	(4,556)	26,995

Changes in equity from nonowner sources	¥71,645	¥29,896	¥41,749

Notes:	1.
Starting from the three-month period ended March 31, 2005, the companies reclassified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest expense — net” to “Revenues” and “Cost of revenues,” respectively. In relation to this change, the figures for the three-month period ended June 30, 2004 have been restated to conform to the current period presentation.

2.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of discontinued operations is presented as a separate line item under “Income from Discontinued Operations-Net (After Income Tax Effect).”

Condensed Consolidated Balance Sheets
(Unaudited)
(Millions of Yen)

	June 30,	March 31,	Increase/
	2005	2005	(Decrease)

ASSETS

Current Assets:
Cash and marketable securities	¥785,279	¥847,954	¥(62,675)
Trade receivables, less allowance for doubtful receivables	2,457,585	2,488,916	(31,331)
Inventories	625,306	596,876	28,430
Other current assets	489,873	486,933	2,940

Total current assets	4,358,043	4,420,679	(62,636)

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	1,742,241	1,633,449	108,792
Non-current receivables, less allowance for doubtful receivables, and property leased to others	657,033	627,724	29,309

Total investments and other non-current receivables	2,399,274	2,261,173	138,101

Property and Equipment, less Accumulated Depreciation	678,990	662,688	16,302

Other Assets	254,250	248,847	5,403

Total	¥7,690,557	¥7,593,387	¥97,170

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	¥932,594	¥907,303	¥25,291
Trade payables	1,807,755	1,854,128	(46,373)
Other current liabilities	468,208	520,345	(52,137)

Total current liabilities	3,208,557	3,281,776	(73,219)

Long-term Debt, less Current Maturities	2,986,498	2,904,923	81,575

Other Liabilities	212,853	183,033	29,820

Minority Interests	104,036	100,827	3,209

Shareholders’ Equity:
Common stock	192,494	192,493	1
Capital surplus	288,050	288,048	2
Retained earnings:
Appropriated for legal reserve	37,287	37,018	269
Unappropriated	688,201	656,032	32,169
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available- for-sale securities	101,123	100,179	944
Foreign currency translation and other adjustments	(127,291)	(149,730)	22,439

Total accumulated other comprehensive loss	(26,168)	(49,551)	23,383

Treasury stock, at cost	(1,251)	(1,212)	(39)

Total shareholders’ equity	1,178,613	1,122,828	55,785

Total	¥7,690,557	¥7,593,387	¥97,170

Operating Segment Information
(Unaudited)
Three-month period ended June 30, 2005 (from April 1, 2005 to June 30, 2005)
(Millions of Yen)

		Machinery,			Consumer	Logistics &
	Metal Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas

Total Trading Transactions	797,822	621,277	493,860	362,275	649,608	19,352	256,072
Gross Profit	43,310	34,186	25,654	17,134	35,015	9,637	13,802
Operating Income (Loss)	31,429	6,271	9,803	7,755	3,838	3,293	5,305
Equity in Earnings of Associated Companies	6,752	2,987	1,652	5,392	1,193	834	431
Net Income	19,491	9,853	5,797	9,593	1,113	2,597	3,876

Total Assets at June 30, 2005	1,313,300	1,284,108	789,172	936,634	1,156,847	426,927	479,844

						Adjustments
			Other			and	Consolidated
	Europe	Asia	Overseas Areas	Total	All Other	Eliminations	Total

Total Trading Transactions	92,326	154,283	23,461	3,470,336	2,083	79	3,472,498
Gross Profit	5,400	5,876	1,067	191,081	1,940	(1,226)	191,795
Operating Income (Loss)	1,527	2,438	133	71,792	(732)	(8,574)	62,486
Equity in Earnings of Associated Companies	21	23	78	19,363	25	(144)	19,244
Net Income	1,783	2,136	2,841	59,080	1,052	(11,870)	48,262

Total Assets at June 30, 2005	344,993	179,860	78,343	6,990,028	2,412,876	(1,712,347)	7,690,557

Three-month period ended June 30, 2004 (from April 1, 2004 to June 30, 2004) (As restated)
(Millions of Yen)

		Machinery,			Consumer	Logistics &
	Metal Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets	Americas

Total Trading Transactions	622,131	628,887	427,160	300,961	636,968	23,784	271,956
Gross Profit	30,684	32,164	16,970	16,750	36,854	10,880	12,067
Operating Income (Loss)	17,637	8,844	1,932	8,113	7,788	5,492	3,599
Equity in Earnings of Associated Companies	3,875	3,170	255	3,332	1,346	514	424
Net Income	11,856	9,916	977	11,456	4,565	3,718	3,380

Total Assets at June 30, 2004	1,075,009	1,176,446	655,114	673,107	1,061,875	326,560	399,409

						Adjustments
			Other			and	Consolidated
	Europe	Asia	Overseas Areas	Total	All Other	Eliminations	Total

Total Trading Transactions	96,474	153,124	47,589	3,209,034	5,563	34	3,214,631
Gross Profit	4,587	5,084	857	166,897	2,428	(623)	168,702
Operating Income (Loss)	581	1,881	(58)	55,809	(220)	(7,744)	47,845
Equity in Earnings of Associated Companies	44	55	32	13,047	192	(95)	13,144
Net Income	1,300	1,962	1,264	50,394	638	(11,355)	39,677

Total Assets at June 30, 2004	271,162	160,428	82,848	5,881,958	2,158,163	(1,309,700)	6,730,421

Notes:	1.	The reclassifications to “Income from Discontinued Operations — Net (After Income Tax Effect)”, in accordance with SFAS No.144, are included in “Adjustments and Eliminations.”
2.
In accordance with the Asian Regional Management Directorship becoming fully operative effective April 1, 2005, Asia, which was formally included in Other Oversea Areas, is disclosed as a separate region-focused reportable operating segment. In relation to this change, the operating segment information for the three-month period ended June 30, 2004 has been restated to conform to the current period presentation.

3.
Starting from the three-month period ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest expense — net.” In relation to this change, the figures of “Total Trading Transactions”, “Gross Profit” and “Operating Income (Loss)” for the three-month period ended June 30, 2004 have been restated to conform to the current period presentation.

4.
Since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, it is excluded from segments’ total trading transactions and only those to external customers are presented.